Exhibit 3.1

SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION
OF
BSQUARE CORPORATION

Article 1

Business Name

Section 1.1.          The name of the corporation is Bsquare Corporation (the “Corporation”).

Article 2

Period of Duration

Section 2.1.          The Corporation shall have a perpetual duration.

Article 3

Registered Agent

Section 3.1.          Fairchild Record Search, Ltd., a commercial registered agent, is the registered agent for the Corporation and is an entity registered with the Office of the Washington Secretary of State, which has the agent’s address on record with that office.

Article 4

Purpose

Section 4.1.          The Corporation is organized for the purposes of engaging in any and all lawful business for which a corporation may be incorporated under Title 23B of the Washington Business Corporation Act (the “WBCA”), now or hereafter in force.

Article 5

Authorized Shares

Section 5.1.          The Corporation is authorized to issue a total of 100 (one hundred) shares of common stock with no par value per share (“Common Stock”). Except as otherwise provided in accordance with these Articles of Incorporation, the Common Stock shall have unlimited voting rights, with each share being entitled to one vote, and the rights to receive the net assets of the Corporation upon dissolution, with each share participating on a pro rata basis.

Article 6

Bylaws

Section 6.1.          Subject to any additional vote required by these Articles of Incorporation, the Bylaws of the Corporation, or applicable law, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation (collectively, the “Board” and/or “Directors” and individually each, a “Director”) is expressly authorized to make, repeal, alter, amend, and rescind any or all of the Bylaws.

Article 7

Board of Directors

Section 7.1.          General Authority of Board of Directors.  The Board shall have the power to direct the management of the business and affairs of the Corporation.  In addition to the powers and authorities set forth herein or expressly conferred upon the Directors by applicable law, the Directors are hereby authorized to exercise all such powers and perform all such acts as may be exercised by a corporation organized and existing under the provisions of the WBCA.

Section 7.2.          Number of Directors.  Subject to any additional vote required by these Articles of Incorporation, the number of Directors of the Corporation shall be fixed as provided in the Bylaws and may be changed from time to time by amending the Bylaws.

Section 7.3.          Director Qualifications.  There shall be no special qualifications for Directors. Directors need not be residents of the State of Washington nor shareholders of the Corporation.

Article 8

Other Matters

Section 8.1.          Amendments to these Articles of Incorporation. The Corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the shareholders herein are granted subject to this reservation.

Section 8.2.          Correction of Clerical Errors. The Corporation shall have authority to correct clerical errors in any documents filed with the Secretary of State of Washington, including, without limitation, these Articles of Incorporation or any amendments hereto, without the necessity of special shareholder approval of such corrections.

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